Exhibit 99.1

Pyxis Tankers Announces Date for the Release of the First Quarter 2025 Results

Maroussi, Greece, May 20, 2025 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international shipping company with a focus on the seaborne transportation of refined petroleum products and dry bulk commodities, today announced the following:

We will issue our unaudited results for the first quarter ending March 31, 2025, before the market opens in New York on Wednesday, May 21, 2025.

A presentation of the first quarter 2025 financial results will be available on the Pyxis Tanker’s website, under the Presentations section of its Investor Relations page.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on or accessible through the Company’s website is not incorporated into and does not form a part of this release.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.